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VIA EDGAR AND OVERNIGHT DELIVERY

Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File no. 0-32613

Dear Mr. Moran:

We are writing on behalf of Excelligence, Inc. (the “Company”) to respond to the comment contained in the letter dated June 16, 2005 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-referenced filing. The numbered response below has been provided by the Company and corresponds to the numbered paragraph of the Comment Letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 2 Summary of Significant Accounting Policies page F-7

(i) Equity-Based Compensation, page F-9

1.	We note your response to comment 5 of our letter dated May 17, 2005. We further note that your diluted EPS for the year ended December 31, 2003 is reported as $0.91 in your Form 10-K for the year ended December 31, 2004 and does not agree to the $0.89 you included in your response under the column “as previously reported.” In this manner, it appears that the overstatement of diluted EPS for the year ended December 31, 2003 is $0.04 rather than the $0.02 indicated in your response. Please reassess the impact of the overstatement on your financial statements, if this is the case. Otherwise, please advise.

June 23, 2005

Lastly, we note that the “as corrected” weighted average shares reflected in diluted EPS is greater than the “as previously reported” shares in Q4 2004. Since you recorded a loss from continuing operations for the quarter ended December 31, 2004, it appears the potentially dilutive securities should be excluded because the inclusion of such shares would be anti-dilutive. Please revise or advise.

RESPONSE:

In the table included in our response to comment #5 in your letter dated May 17, 2005, “as previously reported” diluted EPS for the year ended December 31, 2003 was incorrectly set forth as $0.89, rather than $0.91, as correctly reported in our Form 10-K for the year ended December 31, 2004. Further, the “as corrected” weighted average shares (in thousands) used in the diluted EPS calculation for the year ended December 31, 2003 was incorrectly set forth in the table as 9,020, rather than 8,779. As a result of these changes, “as corrected” diluted EPS for the year ended December 31, 2003 is $0.89, a $0.02 difference from our as reported diluted EPS of $0.91.

While these changes correct errors in our previous response, they do not change the amount of the difference at issue, or our conclusions with respect to that difference. Our overstatement of diluted EPS in 2003 remains $0.02, representing a deviation of 2.2%. Both the SAB 99 analysis of quantitative and qualitative factors and the conclusion that the Company’s overstatement of diluted EPS was immaterial to the Company’s financial statements, in each case as described in our previous response, remain unchanged due to the corrections described above. As previously stated, in future filings, we will correctly calculate diluted EPS, and disclose the effect of the miscalculations in 2004 and 2003.

We agree with the Staff’s comment that, since we recorded a loss from operations for the quarter ended December 31, 2004, potentially dilutive securities should in fact be excluded because the inclusion of such shares would be anti-dilutive. Therefore, in the table included in our previous response, “as corrected” weighted average shares (in thousands) used in the diluted EPS calculation for the quarter ended December 31, 2004 should have been set forth as 8,777. Because this is the same as the “as previously reported” weighted average shares amount, this change would have no impact on our fourth quarter diluted EPS as reported in our Form 10-K for the year ended December 31, 2004. In addition, the change has no effect on the remainder of our response to comment #5 in your letter dated May 17, 2005.

*   *   *   *   *   *   *

As previously requested by the Staff, the Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

June 23, 2005

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this letter via EDGAR and arranging to have courtesy copies of this letter delivered to you and to John Cannarella. If you have any questions or comments regarding our response to the Comment Letter, please do not hesitate to contact me at (213) 891-8650 or Jeffrey Kateman at (213) 891-8705.

Very truly yours,

/s/ Colin Morris
Colin Morris
of LATHAM & WATKINS LLP

cc:	John Cannarella (via Federal Express)

Ronald Elliot

Diane Kayser

Vikas Arora

Jeffrey Kateman